UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 9)

                    Under the Securities Exchange Act of 1934


                                  Mercom, Inc.
                                (Name of Issuer)


                     Common Stock, Par Value $1.00 Per Share
                         (Title of Class of Securities)


                                  589935D-10-9
                                 (CUSIP Number)


              Lawrence B. Lappin, Lappin Capital Management, Inc.,
     767 Third Avenue, 16th Floor, New York, New York 10017, (212) 755-5694
                                       and
                               Jesse R. Meer, Esq.
             Berlack, Israels & Liberman, LLP, 120 West 45th Street,
                      New York, N.Y. 10036, (212) 704-0100
          (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)


                                 August 21, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                                                               Page 1 of 3 Pages

                         AMENDMENT NO. 9 TO SCHEDULE 13D

----------------------                                         -----------------
CUSIP No. 589935D-10-9                                         Page 2 of 3 Pages
----------------------                                         -----------------

--------------------------------------------------------------------------------
1
    NAME OF REPORTING PERSON:                    LAPPIN CAPITAL MANAGEMENT, L.P.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:        13-3641120
--------------------------------------------------------------------------------
2
    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|

                                                               (b) |X|
--------------------------------------------------------------------------------
3
    SEC USE ONLY


--------------------------------------------------------------------------------
4
    SOURCE OF FUNDS
                        WC
--------------------------------------------------------------------------------
5
    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS (2)(d) or (e)|_|


--------------------------------------------------------------------------------
6
    CITIZENSHIP OR PLACE OR ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                              7
                                      SOLE VOTING POWER

 NUMBER OF                                     313,419
  SHARES
BENEFICIALLY                  --------------------------------------------------
 OWNED BY
   EACH                        8
 REPORTING                            SHARED VOTING POWER
  PERSON
   WITH                                         None
                              --------------------------------------------------
                               9
                                      SOLE DISPOSITIVE POWER
                                                313,419
                              --------------------------------------------------
                               10
                                      SHARED DISPOSITIVE POWER
                                                  None
--------------------------------------------------------------------------------
 11
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  313,419 shares
--------------------------------------------------------------------------------
 12
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           6.54%
--------------------------------------------------------------------------------
 14
       TYPE OF REPORTING PERSON
                                PN
--------------------------------------------------------------------------------

                                                               Page 2 of 3 Pages

                         AMENDMENT NO. 9 TO SCHEDULE 13D

     The purpose of this Amendment is to set forth a material change in Item 5 of the Statement on Schedule 13D as previously amended. No other changes in the Statement are being made at this time, and so none of the other items of
Schedule 13D as heretofore amended is restated herein.

     Item 5. Interest in Securities of the Issuer.

     Prior to August 5, 1998, the Partnership owned a total of 370,919 shares of the common stock of the Issuer, and such shares represented approximately 7.75% of the 4,787,060 shares of the common stock of the Issuer reported as outstanding.

     On and after August 5th through August 21, 1998, the Partnership sold the following shares:

--------------------------------------------------------------------------------
     Date of Sale               Number of Shares Sold            Sale Price
--------------------------------------------------------------------------------
     August 5, 1998                      2,500                  $ 26,704.10
--------------------------------------------------------------------------------
    August 12, 1998                      5,000                    58,328.04
--------------------------------------------------------------------------------
    August 13, 1998                      5,568                    63,578.86
--------------------------------------------------------------------------------
    August 13, 1998                      5,000                    57,093.08
--------------------------------------------------------------------------------
    August 13, 1998                      3,000                    34,255.85
--------------------------------------------------------------------------------
    August 13, 1998                      6,432                    73,444.54
--------------------------------------------------------------------------------
    August 18, 1998                     10,000                   114,176.26
--------------------------------------------------------------------------------
    August 21, 1998                     20,000                   228,372.33
--------------------------------------------------------------------------------
            TOTALS                      57,500                  $655,952.96
--------------------------------------------------------------------------------

     As a result of such sales, the Partnership beneficially owns 313,419 shares (representing 6.54%) of the common stock of the Issuer currently outstanding. As previously reported, Lappin Capital Management, Inc. ("LCMI") and Mr. Lappin, the general partners of the Partnership, have the sole power to vote, or to direct the vote, or to direct the sale or other disposition of the shares owned by the Partnership. LCMI and Mr. Lappin, as the general partners of the Partnership, have the sole power to receive or to direct the receipt of the proceeds from the sale of such shares, or any dividends paid with respect to such shares.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

          August 27, 1998
               (Date)

                                             LAPPIN CAPITAL MANAGEMENT, L.P.

                                             By:  /S/ Lawrence B. Lappin
                                                  ------------------------------
                                                     (Signature)

                                             Lawrence B. Lappin, General Partner
                                                   (Name)            (Title)


                                                               Page 3 of 3 Pages